Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

[Portions of this response have been omitted and separately submitted to the SEC with a request for confidential treatment under Rule 83. The location of those omissions have been noted by [**].

Paul Fischer, Staff Attorney Division of Corporation Finance                                  July 18, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:          Anchor Funding Services, Inc.
Registration Statement on Form 10-SB/A No. 1
Filed on July 3, 2007
File No. 0-52589

Dear Mr. Fischer:

As counsel to the above captioned corporation, the following letter is in response to comment no. 2 to the Staff’s comment letter with respect to Anchor Funding Services, Inc.’s Form 10-SB/A Registration Statement. We have both electronically filed this response letter and have provided you with hard copy to your mail stop via overnight courier.

2. Comment

In your response to prior comment 18 of our letter dated May 25, 2007, you state that you complied with our comment. We are unable to locate the disclosure requested in the first part of the comment in the two sections of the document that you reference. We also note that you did not tell us whether any other clients represented 10% or more of your accounts receivable portfolio. Please advise.

Response

As of June 30, 2007, Anchor’s accounts receivable portfolio totaled $1,107,181. Of the 1,107,181, $276,049 or 24.9% are accounts receivable of [**1], a staffing corporation located in New Jersey; $205,551 or 18.5% are accounts receivable of [**2], a medical staffing company located in New York; $184,927 or 16.7% are accounts receivable of [**3], an intellectual technology consulting company located in Maryland; and $155,424 or 14% are accounts receivable of [**4] another medical staffing corporation located in New York. We propose to amend the Management’s Discussion under Client Accounts to read as follows:

[**] - Confidential or proprietary information redacted.

Paul Fischer, Staff Attorney Division of Corporation Finance
July 18, 2007

[Portions of this response have been omitted and separately submitted to the SEC with a request for confidential treatment under Rule 83. The location of those omissions have been noted by [**].

“Client Accounts

As of June 30, 2007, we have four clients that each account for at least 10% of our accounts receivable portfolio. This includes a staffing company located in New Jersey, which accounts for 24.9% of our accounts receivable portfolio, a medical staffing corporation located in New York, which accounts for 18.5% of our accounts receivable portfolio, a second medical staffing corporation located in New York, which accounts for 14.0% of our accounts receivable portfolio and an intellectual technology consulting firm located in Maryland, which accounts for 16.7% of our accounts receivable portfolio. These four clients, as of June 30, 2007, account for 74.1% of our total accounts receivable portfolio. A client’s fraud could cause us to suffer material losses.”

We also propose to amend the relevant risk factor to read as follows:

“A client’s fraud could cause us to suffer material losses. A client could defraud us by, among other things:

•  directing the proceeds of collections of its accounts receivable to bank accounts other than our established lockboxes;
•  failing to accurately record accounts receivable aging;
•  overstating or falsifying records showing accounts receivable or inventory; or
•  providing inaccurate reporting of other financial information.

As of June 30, 2007, we have four clients that each account for at least 10% of our accounts receivable portfolio. This includes a staffing company located in New Jersey, which accounts for 24.9% of our accounts receivable portfolio, a medical staffing corporation located in New York, which accounts for 18.5% of our accounts receivable portfolio, a second medical staffing corporation located in New York, which accounts for 14.0% of our accounts receivable portfolio and an intellectual technology consulting firm located in Maryland, which accounts for 16.7% of our accounts receivable portfolio. These four clients, as of June 30, 2007, account for 74.1% of our total accounts receivable portfolio. A client’s fraud could cause us to suffer material losses.”

We are writing this letter to you in anticipation of our filing Amendment No. 2 within a few business days. It is our contention that the foregoing disclosures in response to comment no. 2 should satisfy your concerns with respect to identifying any client that accounts for more than 10% of the total outstanding accounts receivable without actually naming the companies. Anchor’s Management believes that to provide the specific names of its four largest clients could materially damage its business as its competitors could access these public filings, obtain their names and seek to provide the same services to them at potentially a lower cost. We submit to the Staff that the actual names are meaningless to the public, that more than likely have never been heard of by the Staff, and are only

[**] - Confidential or proprietary information redacted.

Paul Fischer, Staff Attorney Division of Corporation Finance
July 18, 2007

[Portions of this response have been omitted and separately submitted to the SEC with a request for confidential treatment under Rule 83. The location of those omissions have been noted by [**].

relevant information to our competitors. We believe that we have provided sufficient information in substitution of the respective names so that the reader knows the industry of concentration and the general location of the respective clients, without putting Anchor at a competitive disadvantage as almost all the 2000 small business companies that it competes with are privately held companies that are not required to divulge the names of their principal clients to their competitors.

We would appreciate hearing from the Staff as to its position on our intended response before we file Amendment No. 2. Kindly note that the information we gave in Amendment No. 1 was client information given as of June 24, 2007 and it was not the correct information as of the date specified therein.

Very truly yours, MORSE & MORSE, PLLC

By:	/s/ Steven Morse
Steven Morse, Managing Member

[**] - Confidential or proprietary information redacted.